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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2011 WASH, D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Halpern Capital, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20900 NE 30th Avenue, Suite 200
(No. and Street)

Aventura	Florida	33180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Baruch Halpern **786-528-1402**
(Area Code – Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

AB 3/10

OATH OR AFFIRMATION

I, Baruch Halpern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Halpern Capital, Inc., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret Powell
COMMISSION # EE 030444
EXPIRES: OCT. 30, 2014
WWW.AARONNOTARY.com

Signature

President
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALPERN CAPITAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

HALPERN CAPITAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 30, 2010

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Stockholder's Equity and Retained Earnings	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTAL INFORMATION	
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	12
Statement of Changes in Subordinated Borrowings	13
Report on Internal Control Structure as Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3	14
Agreed-Upon Procedures Report Related to Halpern Capital, Inc's SIPC Assessment Reconciliation, plus Attachment	16

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Stockholder
Halpern Capital, Inc.

We have audited the accompanying statement of financial condition of Halpern Capital, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halpern Capital, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 10 to 12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 18, 2011

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

HALPERN CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 62,885
Receivable from customers and others	218,628
Notes receivable	960,559
Furniture, equipment and leasehold improvements net of accumulated depreciation of $45,966	1,223
Other assets	2,277
Total assets	$ 1,245,572

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 32,697
Subordinated Borrowing	150,000
Total liabilities	182,697
Stockholder's equity:	
Class A voting common stock, par value $0.01 , 10,000 share authorized, issued and outstanding	100
Class B nonvoting common stock, par value $0.01, 2,000,000 shares authorized, 990,000 issued and outstanding	9,900
Additional paid-in capital	351,495
Retained earnings	701,380
Total stockholder's equity	1,062,875
Total liabilities and stockholder's equity	$ 1,245,572

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 21,992
Fee income	100,000
Legal settlement	376,500
Interest and other	74,944
Total revenue	573,436
EXPENSES:	
Contract fees	$ 23,080
Employee compensation and benefits	116,408
Occupancy expense	34,024
Depreciation and amortization	1,615
Telephone and communications	10,199
Professional fees	15,313
Other expenses	19,064
Total expenses	219,703
Net Income	$ 353,733

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders Equity
	Shares	Amount	Shares	Amount			
Balance, January 1, 2010	10,000	$ 100	990,000	$ 9,900	$ 316,495	$ 347,647	$ 674,142
Capital contribution	-	-	-	-	35,000	-	35,000
Net loss	-	-	-	-	-	353,733	353,733
Balance, December 31, 2010	10,000	$ 100	990,000	$ 9,900	$ 351,495	$ 701,380	$ 1,062,875

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 353,733
Adjustments to reconcile net income to net cash provided by	
Depreciation and amortization	1,615
Changes in assets and liabilities:	
Receivable from customers	(8,968)
Note receivable	(387,059)
Other assets	(1,219)
Accounts payable and accrued expenses	(1,299)
Net cash used by operating activities	(43,197)
Cash flows from investing activities:	
Purchase of furniture and equipment	(1,223)
Cash flows from financing activities:	
Proceeds from subordinate debt	50,000
Captial contribution	35,000
Increase in cash during the year	40,580
Cash at the beginning of the year	$ 22,305
Cash at the end of the year	$ 62,885
Supplemental information:	
Income taxes paid during the year	$ -
Interest paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Halpern Capital, Inc. (the "Company") was incorporated in the state of Florida on December 27, 2000, and commenced operations as a broker-dealer in July 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company derives its revenue from acting as a placement agent or finder in private placements and from consulting fees and advisory fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Property and equipment – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over various estimated useful lives. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Revenue recognition – Investment banking revenue earned from obtaining equity and/or debt financing for clients and consulting and advisory fees are recorded when earned. Securities transactions, if any, are recorded on a trade date basis.

Income taxes – The Company elected to be an S corporation effective January 11, 2002. Under this election, the income or loss of the Company is allocated to the respective stockholder and included on the stockholder's individual return.

Fair value of financial instruments – Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments. See Note 5 for further discussion.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLE FROM CUSTOMERS

The Company performs investment banking services for various financial institutions and companies and this receivable represents monies owed by such customers for these services.

4. NOTE RECEIVABLE AND OTHER RECEIVABLE

On July 1, 2009, the Company entered into a settlement agreement and note receivable (the "Note Receivable") with an issuer that had utilized the investment banking services of the Company to raise capital. The note receivable was initially valued at $950,000 and bore interest of 10% per annum and was payable 120 days from July 1, 2009. Subsequently, the issuer of the Note Receivable declared bankruptcy and the note was written down to $570,000. During November 2010, the bankruptcy court awarded full compensation of approximately $960,559, including interest to date, to the Company and allowed for collateral as further assurance of payment. Therefore, the note was revalued at $960,559. During January 2011, the Company was paid approximately $441,000 as a first installment against the total amount due. Terms of the bankruptcy permit the remainder to be paid not later than fifteen (15) months from January 2011. The remainder is non-allowable for purposes of computing net capital of the Company under Rule 15c3-1 of the SEC.

The Company also has a receivable of approximately $172,750. The receivable arises from investment banking services performed in 2006. During December 2010, the Company entered into a settlement agreement for the entire value of the receivable and received collateral for the receivable. The receivable is a non-allowable asset for purposes of computing net capital of the Company under Rule 15c3-1 of the SEC. There is no assurance that the Company will be successful in collecting the receivable.

5. FAIR VALUE MEASUREMENTS

The Company has financial instruments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

5. FAIR VALUE MEASUREMENTS (continued)

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Note receivable	$ 960,559	$ -	$ -	$ 960,559
Liabilities:				
Subordinated borrowings	$ 150,000	$ -	$ -	$ 150,000

With regard to the level 3 liabilities the following are changes in the beginning and ending balances during the year ended December 31, 2010.

	Beginning Balance 1/1/10	Addition	Ending Balance12/31/10
Note receivable	$ 573,500	$ 387,059	$ 960,559
Subordinated borrowings	100,000	50,000	150,000

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

		Estimated Economic Life
Computer equipment and software	$ 47,966	3 years
Less: accumulated depreciation	46,743	
	$ 1,223	

Depreciation recorded for the year ended December 31, 2010 was $1,615.

7. SUBORDINATED BORROWINGS

Subordinated borrowings of $150,000 at December 31, 2010 consisted of notes payable to the President and CEO of the Company in amounts of $100,000 and $50,000. The notes do not bear interest and are payable January 31, 2012 and April 30, 2013, respectively.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent the borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

8. LEASE OBLIGATION

The Company sub-leased two office spaces in Aventura, Florida during 2008. The sub-leases expire July 31, 2011 and November 30, 2011 and provide for rent of $2,607 for the duration of the leases. The tenant has a right to terminate the sub-leases. The sub-leases do not require a security deposit.

The Company's minimum annual lease payments at December 31, 2010 are as follows:

2011	$ 23,877
	$ 23,877

Rent expense for the year ended December 31, 2010 was $34,023.

9. CONCENTRATION OF BUSINESS AND CREDIT RISK

One customer accounted for approximately 100% of the Company's investment banking fees.

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2010, the cash deposits did not exceed the FDIC. Management of the Company believes the money to be secure since it is deposited in a large national bank.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2010, the Company's net capital was $49,718 as defined by the SEC, which was $44,718 in excess of its minimum net capital requirement of $5,000, which amount was greater than 6 2/3% of aggregate indebtedness ($2,180). The Company's percentage of aggregate indebtedness to net capital was approximately 65.8% versus the maximum allowable percentage of 1500%.

11. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2010 FOCUS IIA and this audit are shown in the attached required supplemental information to these audited financial statements. There were no audit adjustments.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 18, 2011, the date the financial statements were available to be issued.

HALPERN CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Calculation of Net Capital:

Total stockholders' equity qualified for net capital	$ 1,062,875
Plus: Subordianted debt	150,000
	1,212,875
Adjustments to deduct non-allowable assets:	
Expense reimbursement checking account	$ 7,259
Accounts receivable from customers and others	191,839
Note receivable	960,559
Other assets	2,277
Furniture, equipment and leasehold improvements, net	1,223
	1,163,157
Net capital before haircuts on securities positions	49,718
Haircuts on securities positions	-
Net capital	49,718
Less: minimum net capital based on the greater of $5,000 or 6 2/3% of aggregate indebtedness ($2,180)	5,000
Net capital in excess of minimum requirement	$ 44,718
Excess net capital at 1000%	$ 46,448

Reconciliation with Company's Calculation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS	$ 49,718
Audit adjustments - rounding	-
Net capital per above	$ 49,718

The accompanying notes are an integral part of these financial statements

HALPERN CAPITAL, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

CALCULATION OF AGGREGATE INDEBTEDNESS

Subordinated borrowing	$ 150,000
Accounts payable and accrued expenses	32,697
Total aggregate indebtedness	$ 182,697
Less: Subordinated borrowing	(150,000)
	$ 32,697
Percentage of aggregate indebtedness to net capital	65.8%
6 2/3% of aggregate indebtedness	$ 2,180

The accompanying notes are an integral part of these financial statements

HALPERN CAPITAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings at January 1, 2010	$ 100,000
Issuance of subordinated loan	50,000
Payment of subordinated loan	-
Subordinated borrowings at December 31, 2010	$ 150,000

The accompanying notes are an integral part of these financial statements

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Halpern Capital, Inc.

In planning and performing our audit of the financial statements of Halpern Capital, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

999 DOUGLAS AVENUE ▶ SUITE 3325 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moshtlez, Schlerd & Ratoff, P.A.

February 18, 2011

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Halpern Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period January 1, 2010 to December 31, 2010, which were agreed to by Halpern Capital, Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Halpern Capital, Inc. compliance with the applicable instructions of Form SIPC-7. Halpern Capital, Inc. management is responsible for Halpern Capital, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2010, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on SIPC-7 for the period ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley, Seland & Rotroff, P.A.

February 18, 2011

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

— Revised 2/1/11 —

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(31-REV 5/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065234 FINRA DEC
Halpern Capital Inc
20900 NE 30th Ave. Ste 200
Aventura, FL 33180-2162

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Margaret Powell 786-528-1402

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 464.00
   B. Less payment made with SIPC-6 filed (exclude interest) ($ 150.00 / $ 11.00)
   7/28/10 + 1/18/11
   Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 303.00
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 303.00
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Halpern Capital Inc.
(Name of Corporation, Partnership or other organization)
Margaret Powell
(Authorized Signature)
Chief Compliance Officer
(Title)

Dated the 2 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 573,436

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 0

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 0

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

See attached: per conversation w/ Linda Seimers — $387,530.00

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) — 0

Total deductions — 387,530

2d. SIPC Net Operating Revenues $ 185,906

2e. General Assessment @ .0025 $ 464.00

(to page 1 but not less than $150 minimum)

HALPERN CAPITAL INC.
SIPC Deductions

Legal Settlement:	$376,500
Interest Income on Legal Settlement:	$10,559
Rent Income:	$465
Research Royalties:	$6
TOTAL DEDUCTION	**$387,530**